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SEC FILE NUMBER
8- 71213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 360 ONE Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

360 ONE Inc.
(a wholly owned Subsidiary of 360 ONE WAM Limited)

Statement of Financial Condition
As of March 31, 2026

AFFIRMATION

I, Fredric Obsbaum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to 360 ONE Inc. as of 03/31/26, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Fredric Obsbaum

Signature

Principal Financial Officer

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
360 ONE Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 360 ONE Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as 360 ONE Inc. auditor since 2025.

New York, NY

April 20, 2026

360 ONE Inc.
(a wholly owned Subsidiary of 360 ONE WAM Limited)

Statement of Financial Condition
March 31, 2026

Assets		
Cash	$	888,466
Accounts receivable and accrued revenue		28,286
Due from affiliated companies		77,286
Fixed assets, net of accumulated depreciation of $939		1,072
Security deposit		2,382
Prepaid expenses and other		21,881
Total assets	**$**	**1,019,373**
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	88,092
Due to Parent		174,665
Total liabilities		262,757
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 874 shares		9
Additional paid-in capital		2,029,491
Accumulated deficit		(1,272,884)
Total stockholder's equity		756,616
Total liabilities and stockholder's equity	**$**	**1,019,373**

The accompanying notes are an integral part of this statement of financial condition.

360 ONE Inc.
(a wholly owned Subsidiary of 360 ONE WAM Limited)

Notes to Statement of Financial Condition
March 31, 2026

1. **Organization**

   360 One Inc. (the "Company") is a wholly owned subsidiary of 360 One WAM Limited Mumbai, India ("Parent"). On August 28, 2024, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company markets India-oriented financial products to institutions and accredited investors in the United States through private placements and also refers clients for investment advisory services conducted by affiliates. Investors may subscribe either through Feeder funds established outside India or directly into the funds in India. In most cases, the Funds are managed by affiliated companies, namely, 360 ONE Asset Management Limited, India and 360 One Capital Pte. Ltd., Singapore though the firm may also market funds managed by other firms. 360 One Inc. does not handle investor funds or take custody of funds and securities as the investor funds the investment directly with the investment manager.

2. **Significant Accounting Policies**

   a) **Basis of Presentation**

   This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   b) **Cash**

   The Company maintains cash at a federally insured banking institution. Cash on deposit with a financial institution may, at times, exceed federal insurance limits; however, the Company does not consider itself to be at risk with respect to its cash deposits.

   c) **Fixed Assets**

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and amounted to $593 for the year ended March 31, 2026.

   d) **Income Taxes**

   The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are

2. **Significant Accounting Policies (continued)**

   d) **Income Taxes (continued)**
   reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of March 31, 2026, the Company had net operating losses for which a deferred tax asset was recognized. However, due to the Company's history of operating losses and the uncertainty surrounding future taxable income, management has determined that it is not more likely than not that the deferred tax asset will be realized. Accordingly, a full valuation allowance has been recorded against the deferred tax asset.

   e) Contract Assets and Liabilities
   Account receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no accounts receivable on April 1, 2025, and no contract assets or liabilities as of April 1, 2025, and March 31, 2026. As of March 31, 2026, there were account receivables of $28,286 and no contract assets or liabilities.

   f) **Allowance for Credit Losses**
   The Company follows Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.
   An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. As of March 31, 2026, the Company determined that an allowance for credit losses was not required.

3. **Related Party Transactions**
   The Company maintains a service agreement with an affiliated entity, 360 One Asset Management Limited, in India. During the fiscal year, the Company service fee income through the service agreement with the affiliated company of which $76,866 remained uncollected and is included in due from affiliated company at March 31, 2026, on the statement of financial condition.
   Certain employees of the Company were granted stock options under the Parent's equity compensation plan. For the year ended March 31, 2026, the Company recognized $174,277 in share-based compensation expense, included in compensation and benefits expense. A corresponding liability was recorded as Due to Parent on the accompanying statement of financial condition.

360 ONE Inc.
(a wholly owned Subsidiary of 360 ONE WAM Limited)

Notes to Statement of Financial Condition
March 31, 2026

4. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026, the Company had net capital of $625,709 which exceeded requirements by $608,192.

The Company does not handle customer funds or securities and accordingly does not have any obligations under SEC Rule 15c3-3.

5. **Income Taxes**

The components of the Company's deferred tax assets and tax liabilities related to federal income tax consist of the following:

	As of March 31, 2025		2026 Changes		As of March 31, 2026	
Non-current deferred income tax assets						
Net operating loss carryforward	$	232,269	$	26,275	$	258,544
Accrued bonus		50,541		(50,541)		-
Stock-based compensation		3,531		(3,531)		-
Total deferred tax assets		286,341		(27,797)		258,544
Less: valuation allowance		(286,414)		27,802		(258,612)
Net deferred tax assets		(73)	$	5	$	(68)
Non-current deferred income tax liabilities						
Depreciation	$	73	$	(5)	$	68
Total Deferred Tax Liabilities	$	-		-	$	-
Net Deferred Income Tax Liabilities	$	-	$	-	$	-

The components of the Company's deferred tax assets and tax liabilities related to state income tax consist of the following:

5. **Income Taxes (continued)**

		As of March 31, 2025		2026 Changes		As of March 31, 2026
Non-current deferred income tax assets						
Net operating loss carryforward	$	137,692	$	3,284	$	140,976
Accrued bonus		36,944		(36,944)		-
Stock-based compensation		2,581		(2,581)		-
Total deferred tax assets		177,217		(36,241)		140,976
Less: valuation allowance		(177,270)		36,244		(141,026)
Net deferred tax assets	$	(53)	$	3	$	(50)
Non-current deferred income tax liabilities						
Depreciation	$	53	$	(3)	$	50
Total Deferred Tax Liabilities	$	-	$	-	$	-
Net Deferred Income Tax Liabilities	$	-	$	-	$	-

The Company does not have any uncertain tax positions or any known unrecognized tax benefits at March 31, 2026. At March 31, 2026, the Company's deferred tax assets were primarily related to federal net operating loss carryovers. Due to a history of net operating losses, management does not believe that the deferred tax assets are more than not likely to be realized and has established a full valuation allowance.

6. **Concentrations**

At March 31, 2026, accounts receivable was concentrated with one external customer.

Most of the Company's assets are held in the form of cash in an account at a major commercial bank.

Management does not expect any losses to result with respect to any of these concentrations.

7. **Commitments and Contingent Liabilities**

The Company entered into a 12-month operating lease for shared office space commencing on April 1, 2024. The lease renewed for an additional 12-month term beginning April 1, 2026.   Future lease payments under the renewed lease total $20,196 for the year ending March 31, 2027. The Company elected the short-term lease exemption under ASC 842.

As of March 31, 2026, there is no pending litigation against the Company.

8. **401(k) Plan**

The Company sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

9. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing of affiliated funds, agency transactions, investment banking and investment advisory businesses. The Company has identified its President as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 98% of its revenue from an affiliated company for the year ended March 31, 2026.

10. **Subsequent Events**

Management has evaluated events or transactions that may have occurred subsequently to March 31, 2026, and through the date the statement of financial condition was issued and determined that there are no material events that would require recognition or disclosure in the Company's statement of financial condition.
.